Exhibit 3.3

Text of Amendment to Bylaws of Extreme Link, Inc.

ARTICLE I: MEETINGS OF SHAREHOLDERS

Section 6 – Quorum

b)           Except as herein provided and as otherwise provided by law, at any meeting of shareholders a majority in interest of all the shares issued and outstanding represented by shareholders of record in person or by proxy shall constitute a quorum.

Section 7 – Voting

Each shareholder shall be entitled to one vote for each share of stock in his or her own name on the books of the Corporation, whether represented in person or by proxy. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the shareholders’ meeting, unless the vote of a greater number is required by law or by the Articles of Incorporation.